UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Natus Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639050103

(CUSIP Number)

July 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Arthur Berliner

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 21,265 (1)
6. Shared Voting Power 400,727 (2)
7. Sole Dispositive Power 21,265 (1)
8. Shared Dispositive Power 400,727 (2)

9. Aggregate Amount Beneficially Owned by Each Reporting Person 421,992

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 2.5%

12. Type of Reporting Person (See Instructions)

IN

(1) Shares held by Arthur S. Berliner Family Trust dated 4/24/85

(2) Shares held indirectly by Arthur S. Berliner Family Trust dated 4/24/85

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

George Sarlo

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 414,239 (3)
6. Shared Voting Power 400,727 (4)
7. Sole Dispositive Power 414,239 (3)
8. Shared Dispositive Power 400,727 (4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person 814,966

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.9%

12. Type of Reporting Person (See Instructions)

IN

(3) 174,639 shares held by George Sarlo Revocable Trust utd 12/23/91 and

239,600 shares held by Walden Management Corp. Pension Plan fbo George Sarlo

(4) Shares held indirectly by George Sarlo Revocable Trust utd 12/23/91

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Walden Capital Partners II, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) XX

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 233,727
6. Shared Voting Power -0-
7. Sole Dispositive Power 233,727
8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 233,727

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 1.4%

12. Type of Reporting Person (See Instructions)

PN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Walden Partners II, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) XX

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 233,727
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 233,727

9. Aggregate Amount Beneficially Owned by Each Reporting Person 233,727

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 1.4%

12. Type of Reporting Person (See Instructions)

PN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Walden Investors, a California Limited Partnership

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) XX

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 117,000
6. Shared Voting Power -0-
7. Sole Dispositive Power 117,000
8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 117,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.7%

12. Type of Reporting Person (See Instructions)

PN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Walden General Partners, a California General Partnership

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 117,000
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 117,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 117,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.7%

12. Type of Reporting Person (See Instructions)

PN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Walden GP-Side, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 117,000
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 117,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 117,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.7%

12. Type of Reporting Person (See Instructions)

PN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Walden Capital Partners, a California Limited Partnership

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) XX

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 50,000
6. Shared Voting Power -0-
7. Sole Dispositive Power 50,000
8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 50,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.3%

12. Type of Reporting Person (See Instructions)

PN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ted Wight

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 117,000
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 117,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 117,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.7%

12. Type of Reporting Person (See Instructions)

IN

________

________

Item 1.

(a) Name of Issuer

Natus Medical, Inc.

(b) Address of Issuer's Principal Executive Offices

1501 Industrial Road, San Carlos, CA 94070

Item 2.

(a) The names of the persons filing this statement are:

Arthur Berliner ("Berliner"); George Sarlo ("Sarlo"); Walden Capital Partners II, L.P., a California limited partnership ("WCPII"); Walden Partners II, L.P., a California limited partnership ("WPII"); Walden Investors, a California Limited Partnership ("WI"); Walden General Partners, a California Limited Partnership ("WGP"); Walden GP-Side, L.P., a California limited partnership ("WGP-S"); Walden Capital Partners, a California Limited Partnership ("WCP"); and Ted Wight ("Wight");
(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

750 Battery St., 7th Floor, San Francisco, CA 94110.

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 639050103

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

WCPII, WI and WCP are investment limited partnerships that directly own the Stock. Berliner and Sarlo are the general partners of WCP. WGP is the general partner of WI. Berliner, Sarlo, Wight and WGP-S are the general partners of WGP. WPII is the general partner of WCPII. Berliner and Sarlo are the general partners of WPII.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) of this Schedule.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2004

Arthur Berliner By: Robert A. Raynard, Attorney-in-Fact	George Sarlo By: Robert A. Raynard, Attorney-in-Fact
Walden Capital Partners II, L.P. By: Walden Partners II, L.P. General Partner By: Arthur S. Berliner General Partner By: Robert A. Raynard, Attorney-in-Fact	Walden Partners II, L.P. By: Arthur S. Berliner General Partner By: Robert A. Raynard, Attorney-in-Fact

Walden Investors, a California Limited Partnership

By: Walden General Partners,

a California Limited Partnership,

General Partner

By: Arthur S. Berliner

General Partner

By: Robert A. Raynard,

Attorney-in-Fact

Walden General Partners, a California Limited Partnership By: Arthur S. Berliner General Partner By: Robert A. Raynard, Attorney-in-Fact

Walden GP-Side, L.P. By: WaldenVC, LLC General Partner By: Arthur S. Berliner Managing Member By: Robert A. Raynard, Attorney-in-Fact	Walden Capital Partners, a California Limited Partnership By: Arthur S. Berliner General Partner By: Robert A. Raynard, Attorney-in-Fact
Ted Wight